03015022

RECEIVED MAR - 3 2003 PROCESSING WASH. D.C. SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/25/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gravitas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 East 73rd Street, #1B
(No. and Street)

New York (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark T. Manzo (212) 809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd. (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 4/1/03

OATH OR AFFIRMATION

I, Mark T. Manzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gravitas, LLC, as of December 31st, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

Walter A. Kapuscinski
Notary Public, State of New York
Registration #01KA4721819
Qualified in New York County
My Commission Expires July 02, 2006.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAVITAS, LLC

* * * * *

FINANCIAL STATEMENT

DECEMBER 31, 2002

GRAVITAS, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT dated February 26, 2003

FINANCIAL STATEMENT	PAGE NO.
Balance Sheet as of December 31, 2002	1
Notes to Financial Statement	2 - 3

100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Gravitas, LLC:

We have audited the accompanying balance sheet of Gravitas, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gravitas, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

February 26, 2003

GRAVITAS, LLC

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Cash	$ 1,982
Clearing deposit	100,000
Due from broker	17,481
	$ 119,463

LIABILITIES AND MEMBER'S CAPITAL

Accrued expenses and other current liabilities	$ 75,517
Member's capital	43,946
	$ 119,463

The accompanying notes are an integral part of the financial statements.

GRAVITAS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION:

Gravitas, LLC (the "Company") is a limited liability company formed on December 12, 2001 in New York. Effective July 25, 2002, the Company commenced operations as a broker dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company's business is comprised of commission transactions on corporate debt or equity securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition

The Company records commission revenue and related expenses on a trade date basis.

Income taxes

No provision has been made for income taxes. The Company is a limited liability company with a single member; therefore, the Company's member includes the operations of the Company in his individual income tax return.

Use of *estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

As a securities broker/dealer, the Company engages in various trading and brokerage activities on a principal and agency basis. As a non-clearing broker, the Company has its customers' transactions cleared through other broker dealers pursuant to clearing agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at a clearing broker and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized.

NOTE 4 - CLEARING DEPOSIT:

The clearing deposit of $100,000 consists of money deposited into a capital account with the Company's clearing firm, Pershing Division, Donaldson, Lufkin & Jenrette Securities Corporation.

NOTE 5- NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 8:1. At December 31, 2002, the Company had regulatory net capital of $43,946, which was $34,506 in excess of its required minimum regulatory net capital of $8,948. The Company's ratio of aggregate indebtedness to net capital was 1.7:1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Litigation

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

Soft dollar research expenses

The Company has soft dollar research arrangements with certain customers whereby these costs are paid for the by the Company.

NOTE 7 - RELATED PARTY TRANSACTIONS:

The Company operates out of a co-op owned by a related party under an Expense Sharing Agreement, whereby the general partner of this related party is the single member of the Company. Monthly rent is $1,500, which includes use of furnishings, fixtures and equipment. Telephone line usage charges are billed separately.